Exhibit (a)(2)

July 22, 2005
Dear Stockholders:
      I am pleased to inform you that on July 8, 2005, D & K Healthcare Resources, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with McKesson Corporation (“McKesson”) and Spirit Acquisition Corporation, a wholly-owned subsidiary of McKesson (“Purchaser”), pursuant to which Purchaser has today commenced a tender offer (the “Tender Offer”) to purchase all outstanding shares of Company common stock, including the related preferred stock purchase rights or other rights issued pursuant to a rights agreement dated November 12, 1998, (together, the “Shares”) for $14.50 per Share, net to the seller in cash, without interest and less any required withholding taxes. If the Tender Offer is completed and certain other customary conditions are satisfied, Purchaser will be merged with and into the Company (the “Merger”), the Company will become a wholly-owned subsidiary of McKesson, and any Shares not purchased in the Tender Offer (other than Shares held by the Company, McKesson, their respective subsidiaries or dissenting stockholders) will be converted into the right to receive the same price per Share as stockholders received in the Tender Offer.
      McKesson and Purchaser have also entered into a stockholder support agreement with all of the executive officers and directors of the Company (other than one of our directors who is also an officer of our financial adviser), who together hold approximately 8.4% of the issued and outstanding shares of Company common stock on a fully-diluted basis, and pursuant to which such officers and directors have agreed, among other things, to irrevocably tender their Shares to Purchaser in the Tender Offer.
      After careful consideration, your Board of Directors, with our director who is also an officer of our financial adviser abstaining, unanimously (1) determined that the Merger Agreement, the Tender Offer and the Merger are advisable, fair to, and in the best interests of the Company and its stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Tender Offer and the Merger, and (3) recommends that you accept the Tender Offer and tender your Shares in the Tender Offer.
      In arriving at its recommendation, your Board of Directors gave careful consideration to the factors described in the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9, including the written opinion of Citigroup Global Markets Inc., the financial advisor retained by your Board of Directors. A copy of the opinion is included as an exhibit to the Company’s Schedule 14D-9 attached hereto. You are urged the read the opinion carefully and in its entirety.
      Accompanying the Company’s Schedule 14D-9 are McKesson’s Offer to Purchase, dated July 22, 2005, a letter of transmittal for use in tendering your Shares and other related documents. These documents set forth the terms and conditions of the Tender Offer. We urge you to read the enclosed information in its entirety and to consider it carefully before deciding whether to tender your Shares.
      The Tender Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on August 18, 2005, unless extended. If you want to participate in the Tender Offer, you will need to properly tender your Shares prior to the expiration date and time. Information on how to properly tender your Shares is included in the Offer to Purchase. You may call the Information Agent, Georgeson Shareholder, at (866) 391-6922, if you have any questions.
      Your Board of Directors and the management of the Company thank you for your continued support.

Sincerely,

/s/ J. Hord Armstrong, III
J. Hord Armstrong, III
Chairman of the Board and
Chief Executive Officer